[redacted]

14047476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadmark Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 University Street, Suite 2800
(No. and Street)

Seattle (City) Washington (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Schocken 206.623.1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Schocken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadmark Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Wash
County of King
Subscribed and sworn to (or affirmed) before me on this 16 day of Jan 2014 by Joseph L Schocken proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Joanne C Vansickle
Notary Public

JOANNE C VANSICKLE
Commission Expires
NOTARY
PUBLIC
05-28-2014
STATE OF WASHINGTON

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Broadmark Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Broadmark Capital, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Broadmark Capital, LLC, (the Company) as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadmark Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 26, 2014

BROADMARK CAPITAL, LLC

Balance Sheet

As of December 31, 2013

ASSETS		
Assets		
Cash and cash equivalents	$	35,797
Accounts receivable, net		85,482
Notes receivable from related parties		192,582
Due from related parties		5,584
Furniture and equipment, at cost, net		50,351
Prepaid expense		2,106
Other assets		200
Total Assets	$	372,102
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	8,981
Note payable		-
Total liabilities		8,981
Member's equity		363,121
Total Liabilities and Equity	$	372,102

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

For the Year Ended December 31, 2013

STATEMENT OF INCOME

Revenues		
Fee income	$	1,663,050
Interest income		214
Other income		150,300
		1,813,564
Expenses		
Wages		466,638
Rent		56,638
Professional fees		151,344
Payroll taxes and benefits		83,920
Commissions and retainer distributions		790,128
Marketing and advertising		-
Travel and entertainment		26,107
Business taxes		12,252
Depreciation		26,079
Office expense		17,545
Telephone		10,429
Repair and maintenance		12,955
Auto expense		8,630
Bad debt expense		44,357
Insurance		7,230
Regulatory and trading fees		43,209
Dues and subscriptions		5,219
Equipment lease		18,978
Donations		5,000
Gifts		3,726
Postage		3,340
Interest expense		887
Loss on sale of fixed assets		3,334
Bank fees		2,006
Other		1,093
		1,801,044
Net Income	**$**	**12,520**

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2013

Balance, December 31, 2012	350,911
Net income	12,520
Contributions	150,000
Withdrawals	(150,310)
Balance, December 31, 2013	$ 363,121

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net income	$	12,520
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation		26,079
Loss on sale of fixed assets		3,334
Change in operating assets and liabilities		
Accounts receivable		(68,329)
Due from related parties		35,853
Prepaid expenses and other assets		9,935
Accounts payable		(21,217)
Other assets		(200)
Net cash flows from operating activities		(2,025)
Cash Flows from Investing Activities		
Purchase of furniture and equipment		(1,707)
Repayments on notes receivable from related parties		(140,581)
Net cash flows from investing activities		(142,288)
Cash Flows from Financing Activity		
Capital contribution		150,000
Withdrawals from equity (non cash transaction)		(150,310)
Assumption of note (non cash transaction)		(26,761)
Repayment of note payable		(7,356)
		(34,427)
Increase in Cash		**(178,740)**
Cash, beginning of year	$	214,537
Cash, end of year	$	35,797
Supplemental Disclosure for Cash Flow Information		
Cash paid for interest	$	887

Supplemental Disclosure for non cash transactions:

During the year ended December 31, 2013, the Company received $150,310 in stock and warrants which were later distributed. In addition, the Company president, a manager of the parent entity, personally assumed the long term liability for one of the Company's fixed assets as a reduction of it's receivable due from that officer.

See Notes to Financial Statements

Broadmark Capital , LLC
Notes to Financial Statements
December 31, 2013

Note 1: General & Summary of Significant Accounting Policies

General

Broadmark Capital , LLC (the "Company") was organized in the State of Washington on April 4, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a limited liability Company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested into it. The Company has a single member-owner called Broadmark Holdings, LLC ("Holdings"). Holdings has a single member-owner called Tranceka, LLC ("Tranceka").

The Company's fee income is earned by locating investors for companies and performing other business advisory services. Approximately 80% of fee income was earned from three companies in 2013.

Fees associated with locating investors for companies are generally recognized when the services are completed and the payments are considered collectible. Fees associated with business advisory services are recognized on a straight-line basis over the term of the services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with a maturity of three months or less to be cash. On occasion, the Company has deposits in excess of federally insured limits.

Accounts Receivable

Accounts receivable represent billings of monthly retainers and advances of expenses to current and customers. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance.

Furniture and Equipment

Depreciation of furniture and equipment is recognized on the straight-line basis over the estimated lives of the assets ranging from three to seven years.

Marketing and Advertising Expenses

Marketing and advertising expenses include expenses incurred for business promotional efforts through participating in networking events and sponsorships. These costs are expensed as incurred.

Income Taxes

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member-owner. The Company does not file federal tax returns at the Company level as it is owned by a single member LLC, Holdings, which is owned by Tranceka. All federal tax filings are reported at Tranceka's level.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: Related Party Transactions

Holdings has partial ownership in another company that is a client. Fees earned from this client were $351,871 in 2013. The Company also paid various expenses on behalf of this client. These expenses, totaling $42,917, were reimbursed by the client during 2013. During 2013 the company signed a cost sharing agreement under which this client pays directly to the lessor 50% of the required building lease payment each month, beginning May 1, 2013.

Note 2: Related Party Transactions (Continued)

The Company has a receivable from its president, due on demand, with interest at the Internal Revenue Service ("IRS") short-term rate with a balance of $1,735 as of December 31, 2013. Interest income earned on this note receivable amounted to $214 during 2013. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note Receivable

Beginning in October 2012, the Company signed note agreements with two contractors to pay them monthly advances of $10,000 each through December 2013. The advances were to be repaid from investment banking transactions that the contractors originated, and any remaining balance is due on October 15, 2014. Monthly retainers paid by investment banking clients that were applied to pay down the note amounted to $28,000 in 2013 and $8,000 in 2012. In addition, one commission of $1,419 was earned in 2013 and applied to the note balance. The notes are non-interest bearing, nonrecourse, and any remaining balance was guaranteed by Durham Black, LLC which was the employer of these two contractors. At December 31, 2013, the balance on the two notes amounted to $192,688. No interest has been imputed on these notes as the interest amounts are not significant. One of the contractors terminated the arrangement in 2013; subsequent to year end the second contractor has also terminated, and the company stopped making the monthly advances called for in the agreement as of January 1, 2014. The company has not yet determined whether, or what portion of the note, will be collectible.

Note 3: Property and Equipment, net

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Leasehold improvements	$	31,986	39
Automobile		122,071	5
Equipment, furniture and fixtures, art		22,714	5
Art		6,000	
Total cost of property and equipment		182,771	
Less: accumulated depreciation		(132,420)	
Property and equipment, net	$	50,351	

Depreciation expense for the year ended December 31, 2013 was $26,078.

Note 4: Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

Note 5 Operating Lease

The Company leases office space under a non-cancelable operating lease which will expire on September 30, 2015. Future minimum rental payments required, net of the 50% portion paid by a client under a cost sharing agreement, under the lease for the years ending December 31, are:

2014	$	54,519
2015		40,889
	$	95,408

Note 6: Commitments, Guarantees, and Contingencies

Management of the Company believes that there are no commitments (other than the non-cancelable lease described in Note 5), guarantees, or contingencies that may result in a loss or future obligations as of December 31,2013.

Note 7: Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011)	After December 15, 2011
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013)	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2013

Note 7: Recently Issued Accounting Standards (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2013, the required minimum net capital was $5,000. The Company had computed net capital of $26,817 at December 31, 2013, which was in excess of the required net capital level by $21,817. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was .33 to 1.

BROADMARK CAPITAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2013

COMPUTATION OF NET CAPITAL

Member's equity	363,121
Other Assets	(200)
Accounts receivable	(85,482)
Due from related parties	(5,584)
Notes receivable from related parties	(192,582)
Prepaid expense	(2,106)
Furniture and equipment	(50,351)
	(336,305)
Haircuts on security positions (money market accounts)	-
Net capital	26,816
Minimum net capital	5,000
Excess net capital	21,816

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	8,981
Note payable	-
Total aggregate indebtedness	8,981

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Percentage of aggregate indebtedness to net capital	33%
Ratio of aggregate indebtedness to net capital	.33 to 1

There was no material difference between net capital computation shown here and the net capitalcomputation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2013.

See independent auditor's report

Broadmark Capital, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirements is not applicable to Broadmark Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Broadmark Capital, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable to Broadmark Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Broadmark Capital, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Broadmark Capital, LLC:

In planning and performing our audit of the financial statements of Broadmark Capital, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 26, 2014

Broadmark Capital LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Broadmark Capital LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Broadmark Capital LLC ("the Company") for the year ended December 31, 2013. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Broadmark Capital LLC taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 26, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Broadmark Capital LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2013

		Amount
Total assessment	$	4,531
SIPC-6 general assessment Payment made on August 19, 2013		(2,999)
SIPC-7 general assessment Payment made on January 17, 2014		(1,532)
Total assessment balance (overpayment carried forward)	$	-